List of Subsidiaries   **Exhibit 21**

Name	State
Corporations:	
Parkway Properties General Partners, Inc.	Delaware
Golf Properties, Inc.	North Carolina
Parkway Properties One Park Ten General Partner, Inc.	Delaware
Parkway Orlando Manager, Inc.	Delaware
Partnerships:	
Moore Garage LLC	Delaware
Parkway Moore LLC	Delaware
Parkway Properties LP	Delaware
Parkway Realty Services LLC	Delaware
111 Capitol Building LP	Mississippi
Parkway Jackson LLC	Mississippi
Parkway Lamar LLC	Mississippi
Parkway Mississippi LLC	Mississippi
Parkway Capitol Center LLC	Delaware
Parkway Properties One Park Ten LP	Delaware
Parkway Orlando LLC	Delaware
Parkway JHLIC LP	Delaware